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www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

November 27, 2013

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn: Ms. Amy Miller

Re:                             PACE® Select Advisors Trust (the “Registrant”)

File Nos. 033-87254, 811-08764

Dear Ms. Miller:

This letter responds to comments that you provided to J. Matthew Thornton of Dechert LLP in a telephonic discussion on November 13, 2013, with respect to Post-Effective Amendment No. 37 to the Registrant’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on September 27, 2013.  We have reproduced the comments below, followed by the Registrant’s responses.

General Prospectus Comments(1)

1.              Comment:    The front cover of the Multi-Class Prospectus includes the following: “This prospectus offers Class A, Class C and Class Y shares in all the funds listed above. Each class has different sales charges and ongoing expenses. You can choose the class that is best for you based on how much you plan to invest and how long you plan to hold your fund shares. Class Y shares are available only to certain types of investors.”  Please delete this disclosure, as it is neither required nor permitted by Item 1 of Form N-1A.

Response:     The Instruction to Item 1 of Form N-1A permits a fund to include on the front cover of a prospectus a statement regarding its investment objectives, a brief description of its

(1)                                 Unless otherwise stated herein, the comments and responses provided below apply both to the prospectus offering Class P Shares (“Class P Prospectus”) and the prospectus offering Class A, Class C and Class Y Shares (“Multi-Class Prospectus”).

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley

Washington DC  EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).  General Instruction C.3(b) in turn indicates that a fund may include additional information in response to Item 1 (and most other Items) so long as it is not “incomplete, inaccurate, or misleading and does not…obscure or impede understanding of the information that is required to be included.”  The brief statement on the front cover of the Multi-Class Prospectus informs prospective investors that each share class has different sales charges and ongoing expenses, and the Registrant believes that its inclusion is consistent with the Instruction to Item 1 and General Instruction C.3(b).  Accordingly, the Registrant respectfully declines to accept this Comment.

2.              Comment:    For each applicable series of the Registrant (each, a “Fund”), under the section captioned “Fund summary” and sub-captioned “Fees and expenses of the fund,” please delete “Management” from the “Management fee waiver/expense reimbursements” row, in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response:     Instruction 3(e) to Item 3 of Form N-1A states that a Fund “should use appropriate descriptive captions, such as ‘Fee Waiver [and/or Expense Reimbursement]’” in its fee table when adding the applicable row. (emphasis added)  Thus, Instruction 3(e) to Item 3 provides an example of what an appropriate descriptive caption may be, but does not limit the Registrant’s ability to use a similarly phrased descriptive caption.  Accordingly, the Registrant believes that “Management fee waiver/expense reimbursements” is an appropriate descriptive caption and declines to accept this Comment. The Registrant also respectfully notes that this language is common to the fund complex and has been previously reviewed by the SEC staff in the past.

3.              Comment:    Please file as an exhibit to the Registrant’s upcoming Post-Effective Amendment filing any applicable written fee waiver and expense limitation agreement referred to in the footnotes to the Funds’ “Annual fund operating expenses” tables.

Response:     The Registrant has incorporated this comment, and has filed as an exhibit to Post-Effective Amendment No. 38 to the Registrant’s registration statement its written fee waiver and expense limitation agreement referred to in the footnotes to the Funds’ “Annual fund operating expenses” tables.

4.             Comment:    For each Fund in the Multi-Class Prospectus, under the section “Fund summary” and sub-captioned “Example,” please remove the phrase “unless otherwise stated” from the second sentence to match the disclosure that is required by Item 3 of Form N-1A.

Response:     In the Multi-Class Prospectus, the Funds calculate costs for Class C shares both (i) by assuming the sale of all shares at the end of the respective period and (ii) by assuming no sale of shares at the end of the respective period.  The Registrant believes that the inclusion of this phrase is necessary to ensure that the complete sentence (“The example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods unless otherwise stated.”) is accurate.  The Registrant notes that a similar phrase is not included in the Class P Prospectus, where it is not relevant.

5.              Comment:    For each Fund that may invest in non-investment grade bonds, please add a parenthetical after the first such usage in the “Principal strategies” section noting that they are also referred to as “junk bonds.”

Response:     The Registrant has incorporated this comment.

6.              Comment:    For each Fund in the Multi-Class Prospectus, under the section captioned “Fund summary” and sub-captioned “Purchase and sale of fund shares,” the following appears: “Class Y shares are only available to certain types of investors.”  Please consider adding an appropriate cross-reference to the section in the Multi-Class Prospectus describing which investors may purchase Class Y shares of the Funds.

Response:     The Registrant has incorporated the comment.

7.              Comment:    Under the section captioned “Managing your fund account” and sub-captioned “Class A sales charges,” please revise the Class A sales charge charts to reflect Class A shares’ potential deferred sales charge of 1% for investments of $1,000,000 or more, as required by Instruction 2(a)(ii) of Item 3 of Form N-1A.

Response:     The charts referred to in this Comment include a footnote that states in part: “A deferred sales charge of 1% of the shares’ offering price or the net asset value at the time of sale by the shareholder, whichever is less, is charged on sales of shares made within one year of the purchase date.”  The potential deferred sales charge of 1% is imposed only in certain very limited and rare circumstances.  Because this deferred sales charge on a Fund’s Class A shares is so rarely imposed (and because it would be incongruent to show both a front-end sales charge and a deferred sales charge in the same charts when an investor in Class A shares would never pay both), the Registrant believes that the charts and related footnote appropriately disclose the necessary information and declines to accept this Comment.  The Registrant also respectfully notes that this approach is common to the fund complex and has been previously reviewed by the SEC staff in the past.

PACE® Government Securities Fixed Income Investments — Prospectus

8.              Comment:    Please explain in your correspondence the reason(s) for the Fund’s relatively high portfolio turnover rates for the fiscal years ended 2013 and 2012, and consider whether additional disclosure regarding the Fund’s portfolio turnover rate is appropriate.  This comment also applies to PACE® Intermediate Fixed Income Investments.

Response:     With respect to PACE Government Securities Fixed Income Investments, the Fund’s portfolio turnover rates for the prior two fiscal years are due in large part to the Fund’s purchases and sales of “to be announced” (or “TBA”) securities.  The Registrant also notes that the Fund’s portfolio turnover rates for those fiscal years are not historical outliers.

With respect to PACE Intermediate Fixed Income Investments, the Fund’s portfolio turnover rates for the prior two fiscal years are due in large part to the Fund’s trading strategies (which change from year to year in response to changing market conditions) and purchases and sales of TBA securities.

Finally, “Portfolio turnover risk” is included as a principal risk for PACE Government Securities Fixed Income Investments and PACE Intermediate Fixed Income Investments.  This risk disclosure states that each Fund “may engage in frequent trading,” which may increase fund expenses and may generate more taxable short-term gains for shareholders.  Accordingly, the Registrant believes the current disclosure is appropriate.

9.              Comment:    Under the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments,” the description of U.S. government securities is consistent with the guidance set forth in the letter from Paul F. Roye, former director of the SEC’s Division of Investment Management, to the Investment Company Institute, dated October 17, 2003.  However, please provide examples of securities in which the Fund may invest that are supported by “the U.S. government in some other way.”

Response:     The Fund’s investments in government securities that are supported by “the U.S. government in some other way” may include certain government securities that are supported by the discretionary authority of the U.S. Government to purchase certain obligations of an agency or instrumentality, including for example, securities issued by Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”).

10.       Comment:  On October 31, 2013, the Registrant filed a supplement to its registration statement, which included revised disclosure regarding the credit quality of the Fund’s holdings under the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments”.  Please make conforming changes to the Fund’s disclosure.

Response:     The Registrant has incorporated this comment.

11.       Comment:    Under the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments,” it states that the Fund may engage in “to be announced” (or “TBA”) and Treasury “roll” transactions.  Please explain in your correspondence the purpose of these transactions, and consider whether additional disclosure is appropriate.

Response:     The Fund may engage in TBA rolls for investment purposes, i.e., to generate returns for the Fund.  The Fund may engage in Treasury rolls for either investment or financing (i.e., borrowing) purposes.  As discussed in the SAI, to the extent the Fund engages in a Treasury roll is characterized a financing trade, such transaction will be subject to the Fund’s limitation on borrowing.

12.       Comment:    Under the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments,” it states that the Fund may engage in certain forms of short selling.  Please confirm that costs associated with short selling are reflected in the “Annual fund operating expenses” table and provide any necessary information related to short selling in this table.  This comment also applies to PACE Global Real Estate Securities Investments.

Response:     The Registrant confirms that the costs associated with short sales, if any, are reflected in the “Other expenses” row. The Registrant further confirms that disclosure of fees and expenses related to each Fund’s short selling activities as a separate line item in the Fund’s “Annual fund operating expenses” table is not appropriate based on each Fund’s short selling activity (if any) during the prior fiscal year.

13.       Comment:    Under the section captioned “Fund summary” and sub-captioned “Principal risks,” “Leverage risk associated with financial instruments” is included as a principal risk.  Please add appropriate disclosure in the “Principal strategies” section connecting this risk disclosure to the principal strategies disclosure.

Response:     The section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments” states that the Fund “may also invest in when-issued or delayed delivery bonds to increase its return, giving rise to a form of leverage.”

14.       Comment:    The section captioned “More information about the funds—PACE Government Securities Fixed Income Investments” and sub-captioned “Principal strategies—Principal investments” includes a hypothetical example illustrating the concept of duration.  Please revise this hypothetical example to reflect the highest duration that the Fund is expected to have under its investment policies.  This comment also applies to the other applicable Fixed Income Funds.

Response:     The example referred to in this Comment is intended to provide investors with a practical sense of the relationship between duration, interest rates and market values of debt securities.  It is not meant to convey specific information about a Fund’s particular duration at a given time, which is subject to change, or its duration range.  Moreover, the Funds in question are not expected to consistently maintain durations around the upper limits of their permissible ranges; they are much more likely to maintain durations around the midpoints of their permissible ranges.  Accordingly, the Registrant declines to accept this Comment.

PACE® Strategic Fixed Income Investments — Prospectus

15.       Comment:    The section captioned “Fund summary” and sub-captioned “Principal strategies — Principal investments” includes the following: “The fund also invests, to a limited extent, in bonds that are below investment grade.”  Please clarify this policy in your correspondence.

Response:     The SAI states that this Fund “may invest up to 20% of its total assets in other fixed income instruments, including convertible securities, that are not investment grade but are rated at least B by S&P or Moody’s, assigned a comparable rating by another rating agency or, if unrated, determined by its investment advisor to be of comparable quality.”

PACE® High Yield Investments — Prospectus

16.       Comment:    The section captioned “Fund summary” and sub-captioned “Principal strategies—Management process” includes the following: “MacKay Shields anticipates that under normal circumstances the fund’s average duration will be within +/- 50% of that of the BofA Merrill Lynch Global High Yield Index, as calculated by the investment advisor, which as of June 30, 2013 was approximately 4.3 years.”  Please consider whether it is appropriate to move this disclosure to the “Principal strategies—Principal investments” section, for consistency with the other applicable Fixed Income Funds.

Response:  The Registrant has incorporated this comment.

PACE® Large Co Value Equity Investments, PACE® Large Co Growth Equity Investments, PACE® Small/Medium Co Value Equity Investments and PACE® Small/Medium Co Growth Equity Investments — Prospectus

17.       Comment:    Under the Funds’ sections captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments,” large capitalization companies are defined as companies with total stock market capitalizations of $3 billion or more, and small/medium capitalization companies are defined as companies with total market capitalizations of less than $6 billion at the time of purchase.  Please explain why these market capitalization definitions are appropriate, given the overlap between the definitions of small/medium capitalization companies and large capitalization companies.  Also, please consider adding disclosure for PACE Small/Medium Co Value Equity Investments and PACE Small/Medium Co Growth Equity Investments indicating whether these Funds have minimum market capitalization policies.

Response:     The SEC stated in Investment Company Act Release No. IC-24828 (the “Names Release”) that investment companies using the terms “small, mid, or large capitalization” in their names will be subject to Rule 35d-1 of the 1940 Act because those terms suggest a focus on a particular type of investment.  The Names Release states that an investment company may use “any reasonable definition” of the terms that its name uses and should define those terms in discussing its investment objectives and strategies in the company’s prospectus.  In developing a definition of the terms “small-, mid-, or large-capitalization,” the SEC staff has stated that investment companies should consider all pertinent references, including industry indices, classifications that mutual fund rating organizations use and definitions that financial publications use.(2)  (emphasis added)

The Registrant believes that a different definition of large capitalization companies could limit the ability of PACE Large Co Value Equity Investments and PACE Large Co Growth Equity Investments to effectively manage their investment strategies relative to their assigned large capitalization market benchmarks, namely the Russell 1000 Value Index and the Russell 1000 Growth Index, respectively.  Each of the benchmarks is a “large-cap” index.(3)  As of

(2)                                 Frequently Asked Questions about Rule 35d-1 (Dec. 4, 2001), at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

(3)                                 The Russell 1000 Value Index measures the performance “of the large-cap value segment of the U.S. equity universe”; the Russell 1000 Growth Index measures the performance “of the large-cap growth segment of the U.S. equity universe.”  See, e.g., Russell U.S. Indexes, Definitions, at http://www.russell.com/indexes/data/US_Equity/russell_us_indexes_definitions.asp.

May 31, 2013, the smallest company in the Russell 1000 Index had a market capitalization of approximately $1.822 billion(4), well below the Funds’ $3.0 billion threshold.

In addition, the Registrant believes that a different definition of small/medium capitalization companies could limit the ability of PACE Small/Medium Co Value Equity Investments and PACE Small/Medium Co Growth Equity Investments to effectively manage their investment strategies relative to their assigned small and mid-capitalization market benchmarks, namely the Russell 2500 Value Index and the Russell 2500 Growth Index, respectively.  Each of the benchmarks is a “small to mid-cap” index.(5)  As of May 31, 2013, the largest company in the Russell 2500 Index had a market capitalization of approximately $9.599 billion(6), well above the Funds’ $6.0 billion threshold.

Therefore, the Registrant believes that although there is overlap between the Funds’ definitions of small/medium capitalization companies and large capitalization companies, there is also overlap in this respect among the Funds’ benchmark indices, and thus each respective market capitalization definition is independently a “reasonable definition” in light of the standards set forth by the SEC staff. Accordingly, the Registrant has not revised the disclosure.

PACE® Global Real Estate Securities Investments — Prospectus

18.       Comment:    Under the section captioned “Fund summary” and sub-captioned “Principal strategies—Principal investments,” please disclose that it is the Fund’s policy to invest, under normal market conditions, at least 40% of its assets outside of the United States.

Response:     The Registrant has considered this Comment and respectfully submits that the use of the term “Global” in the Fund’s name does not require the Fund to establish a percentage-based test with respect to its investments outside of the U.S. The Fund’s current policy in this regard is as follows: “Under normal market circumstances, the fund will maintain exposure to real estate related securities of issuers in the US and in at least three countries outside the US. The amount invested outside the US may vary, and at any given

(4)           See http://www.russell.com/indexes/tools-resources/reconstitution/us-capitalization-ranges.asp

(5)                                 The Russell 2500 Value Index measures the performance “of the small to mid-cap value segment of the U.S. equity universe”; the Russell 2500 Growth Index measures the performance “of the small to mid-cap growth segment of the U.S. equity universe.”  See, e.g., Russell U.S. Indexes, Definitions, at http://www.russell.com/indexes/data/US_Equity/russell_us_indexes_definitions.asp.

(6)           See http://www.russell.com/indexes/tools-resources/reconstitution/us-capitalization-ranges.asp time, the fund may have a significant exposure to non-US securities depending upon an investment advisor’s investment decisions.” The Fund’s current disclosure is consistent with existing Commission guidance, which states that the Commission would expect that funds with “International” or “Global” in their name invest in assets “that are tied economically to a number of countries throughout the world.”(7) Moreover, the Registrant believes that the Fund’s current policy in this regard adequately demonstrates that the Fund will invest in a number of different countries throughout the world under normal market conditions.  In addition, the Registrant believes the Fund’s name is not deceptive or misleading in any way and is fully compliant with Section 35(d) of the 1940 Act.

Statement of Additional Information Comments

19.       Comment:    Under the section captioned “The funds and their investment policies,” please consider distinguishing each Fund’s principal and non-principal investment strategies and risks as required by Item 16(b) of Form N-1A.

Response:     Item 16(b) of Form N-1A states that each Fund should “[d]escribe any investment strategies . . . used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.”  The Registrant complies with this requirement (and others in Form N-1A that require funds to disclose only principal strategies and risks in the prospectus) by including in the Prospectuses only the Funds’ principal strategies and risks.  By contrast, the Registrant’s SAI contains disclosure about the Funds’ non-principal strategies and risks, along with additional information about the Funds’ principal strategies and risks.  The Registrant believes that this approach is consistent with General Instruction C.3(b) to Form N-1A, which indicates that a fund may include additional information in response to Item 16 (and most other Items) so long as it is not “incomplete, inaccurate, or misleading and does not…obscure or impede understanding of the information that is required to be included.”

20.       Comment:    Under the section captioned “Organization of the trust; trustees and officers; principal holders and management ownership of securities” and sub-captioned “Leadership structure and qualifications of board of trustees,” please consider reorganizing the disclosure about the trustees’ experience, qualifications, attributes or skills so that it is easier to follow.

Response:     The Registrant has incorporated this comment.

(7)                                 See Names Release at n.42.

*              *              *

Should you have any questions or comments, please contact the undersigned at 202.261.3451 or J. Matthew Thornton at 202.261.3377.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:                                Joseph Allessie— Vice President and Assistant Secretary of PACE Select Advisors Trust Jack W. Murphy — Dechert LLP